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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SILVER DRAGON RESOURCES INC.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
827692104
(CUSIP Number)
Sino Silver Corp.
David Bikerman
310 Riverside Drive
Suite 2301
New York, NY 10025
Copy to:
Leonard Bloom
Akerman Senterfitt
One S.E. 3rd Avenue
Suite 2700
Miami, Florida 33131
(305) 374-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 9, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	827692104

1	NAMES OF REPORTING PERSONS: Sino Silver Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF		4,250,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,250,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.33%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 827692104
Item 1. Security and Issuer.
This statement on Schedule 13D relates to shares of the common stock, par value $0.0001 per share (the “Common Shares”), of Silver Dragon Resources Inc. (“Silver Dragon”). The address of the principal executive office of Silver Dragon is 1121 Steeles Avenue West, Suite 803, Toronto, Ontario, Canada M2R 3W7.
Item 2. Identity and Background.

(a)	The name of the entity filing this statement is Sino Silver Corp. (“Sino Silver”), a Nevada corporation.

(b)	The address of the principal executive office of Sino Silver is 310 Riverside Drive Suite 2301 New York, NY 10025.

(d) and (e)
During the last five years neither Sino Silver, nor to Sino Silver’s knowledge, any of its directors or officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
On March 16, 2006, Sino Silver, Silver Dragon and Sanhe Sino-Top Resources and Technologies, Ltd. entered into an Asset Purchase Agreement in which Sino Silver sold its sixty percent equity interest in Sino-Top to Silver Dragon. The consideration paid for such shares was $650,000 and 4,250,000 shares of Silver Dragon. On November 9, 2006, the entities finalized the closing of the transaction.
Item 4. Purpose of Transaction.
Sino Silver holds the common shares of Silver Dragon as investment. Sino Silver will review its investment on a continuing basis and may increase or decrease its holdings in the future. Sino Silver does not have any current plans or proposals which would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Item 4.
Item 5. Interest in Securities of the Issuer.

(a) — (b)
Sino Silver, is the beneficial owner of 4,250,000 Common Shares disclosed in this statement on Schedule 13D. To the knowledge of Sino Silver, such Common Shares constitute approximately 8.33% of the issued and outstanding Common Shares, based on 51,010,533 Common Shares outstanding as of August 18, 2006. Sino Silver, has sole power to vote and sole power to dispose of the 4,250,000 Common Shares.

(c)	None.

(d) — (e)	Not applicable.

CUSIP No. 827692104
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Sino Silver does not have any contracts, arrangements, understandings or relationship with any person with regard to the securities of the Silver Dragon.
Item 7. Material to be Filed as Exhibits.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 13, 2006

SINO SILVER CORP.
By:	/s/ David Bikerman
	Name:	David Bikerman
	Title:	President